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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/15**

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

BELVEDERE TRADING LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 2100
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. D'Anna	**(312) 262-3442**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

OATH OR AFFIRMATION

I, **William D'Anna**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Belvedere Trading LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Controller,
Belvedere Trading, LLC
Title

Subscribed and sworn to before me this

26 day of February, 2015

OFFICIAL SEAL
ANTONIO GARZA
Notary Public - State of Illinois
My Commission Expires May 7, 2019



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Belvedere Trading LLC

We have audited the accompanying statement of financial condition of Belvedere Trading LLC (the Company) as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Belvedere Trading LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 contained in the supplementary schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Belvedere Trading LLC's financial statement. The supplemental information is the responsibility of Belvedere Trading LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

BELVEDERE TRADING LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	218,757
Securities owned, at fair value		2,584,801,762
Receivables from broker-dealers		224,768,720
Memberships and stock in exchanges, at cost (fair value $5,073,250)		6,311,970
Other assets		326,248
Other receivables		315,916
	$	2,816,743,373
Liabilities and Member's Equity		
Liabilities:		
Securities sold short, at fair value	$	2,733,931,571
Payable to affiliate		705,492
Accounts payable and accrued expenses		1,986,387
		2,736,623,450
Member's equity		80,119,923
	$	2,816,743,373

See accompanying notes.

See accompanying notes.

1. Organization and Business

Belvedere Trading LLC (the "Company"), an Illinois limited liability company, was formed in January 2002. The Company is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority. The Company is primarily a market maker buying, selling and dealing as a principal in U.S. exchange traded securities and derivative financial instruments. In addition to the Company's market making activity, the Company also engages in the proprietary trading of other exchange-traded equity securities, equity and index options, futures and futures options.

The Company is a member of numerous securities and futures exchanges. The Company is a member of the Chicago Board Options Exchange. The Company is also a corporate equity member of the Chicago Mercantile Exchange and the New York Mercantile Exchange as well as a trading participant of ICE Futures Europe.

On January 1, 2014, Belvedere Group LLC, a wholly owned subsidiary of Belvedere Holdings LLC, became the Company's sole member.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company records all securities and futures transactions on a trade date basis, and accordingly, gains and losses are recorded on unsettled securities transactions and open futures contracts. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 11).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the tax return of the sole member. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2012. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2015.

3. Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreements with Goldman Sachs Execution and Clearing, L.P. ("GSEC") and ABN AMRO Clearing Chicago LLC ("ABN"). These agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $10,000 in a Class B limited partnership interest in GSEC and $10,000 in a Class A preferred interest in ABN. The Company's investments in both GSEC and ABN are reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreements require that the Company maintain a minimum net liquidating equity of $1 million each with GSEC and ABN, exclusive of its interest investment.

4. Exchange Memberships and Stock in Exchanges

The Company's memberships and stock in exchanges, required for corporate equity membership, are reflected in the statement of financial condition at cost (fair value is shown parenthetically). U.S. GAAP requires that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.

5. Receivables from Broker-Dealers

Receivables from broker-dealers includes cash balances due from ABN and GSEC plus unrealized net gains on open futures contracts with ABN and GSEC. Additionally included is the net receivable or payable for securities transactions pending settlement with GSEC and ABN.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $71,776,204 and $100,000, respectively.

7. Concentration of Credit Risk

At December 31, 2015, a significant credit concentration consisted of approximately $66,000,000 representing the fair value of the Company's trading accounts carried by one of its clearing brokers, Goldman Sachs Execution and Clearing, L.P. Management does not consider any credit risk associated with this receivable to be significant.

The Company limits its exposure to credit risk by executing futures and options transaction through regulated exchanges that are subject to the exchanges' counterparty and margin approval process.

8. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include futures contracts and exchange-traded options contracts as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. Fair values of options contracts are recorded in securities owned or securities sold short, as appropriate. Open trade equity in futures transactions is recorded as receivables from and/or payables to broker-dealers, as applicable. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options contracts is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

8. Financial Instruments, continued

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. Commitments and Contingencies

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The minimum annual base rental commitments under non-cancelable operating leases are as follows as of December 31, 2015:

Year Ended December 31		
2016	$	500,000
2017		644,000
2018		791,000
2019		806,000
Total	$	2,741,000

At December 31, 2015, the Company was contingently liable in the amount of $300,000 under a bank letter of credit used in lieu of a security deposit for the Company's office lease. The letter of credit is collateralized by a bank savings account with cash balance of $300,832. This amount is reflected in other assets in the Statement of Financial Condition.

10. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options.

10. Guarantees, continued

The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

11. Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair vale hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold Short
Equities	$ 83,097,246	$ 163,168,316
Options	2,501,704,516	2,570,763,255
	$ 2,584,801,762	$ 2,733,931,571

11. Fair Value Measurement and Disclosures, continued

At December 31, 2015, the Company had net unrealized gains on open futures contracts totaling $106,417,660, which were Level 1 investments, reflected in receivable from broker-dealer in the statement of financial condition. At December 31, 2015, the Company held no Level 2 or Level 3 investments.

12. Transactions with Affiliates

The Company has expense sharing agreements with affiliate entities, which operate under common control.

Team Belvedere LLC, an affiliate, provides employment services to the Company. These services include, but are not limited to all employee compensation, health insurance and employment costs for the trading, technology and operational personnel. As of December 31, 2015 the Company had $14.7 million payable to this affiliate.

Belvedere Infrastructure LLC ("BI") provides colocation and related connectivity costs to the Company. BI also provides all computer hardware, computer software, furniture and office equipment to the Company. As of December 31, 2015 the Company had roughly $149 thousand payable to this affiliate.

In March 2015, Memberships in the NYMEX exchange totaling $735,000 were sold to an affiliate at market value. In September 2015 memberships in the CBOT exchange totaling $1,302,500 were sold to an affiliate at market value. These fixed assets are now owned by Belvedere Futures LLC.

The Company has a revolving loan agreement with an affiliate Belvedere Futures LLC up to a maximum of $35,000,000 and expiring December 31, 2016. As of December 31, 2015 Belvedere Futures LLC has borrowed roughly $24.7 million from the Company. Interest is paid on the outstanding loan balance at a rate equal to opening federal funds rate. As of December 31, 2015 an immaterial amount of interest has accrued.

The Company has a revolving loan agreement with its affiliate Belvedere Holdings LP up to a maximum of $15,000,000 and expiring December 31, 2016. As of December 31, 2015 Belvedere Holdings LP has lent roughly $11 million to the Company. Interest is paid on the outstanding loan balance at a rate equal to opening federal funds rate. As of December 31, 2015 an immaterial amount of interest has accrued.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **BELVEDERE TRADING LLC** as of **December 31, 2015**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$ 80,119,923	[3480]
2.	Deduct: Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 80,119,923	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable subordinated liabilities				[3525]
5.	Total capital and allowable subordinated liabilities			$ 80,119,923	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Other assets)	$ 6,948,718	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contract and spot commodities proprietary capital charges	913,608	[3600]		
	D. Other deductions and/or charges		[3610]	$ (7,862,326)	[3620]
7.	Other additions and/or allowable credits (List)			-	[3630]
8.	Net Capital before haircuts on securities positions			$ 72,257,597	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Exempted securities		[3735]		
	2. Debt securities		[3733]		
	3. Options	$ 476,513	[3730]		
	4. Other securities	4,880	[3734]		
	D. Undue concentration		[3650]		
	E. Other (List)		[3736]	$ (481,393)	[3740]
10	Net Capital			$ 71,776,204	[3750]

Non-Allowable Assets (line 6.A.):

Other receivables	$ 310,500
Memberships and stock in exchanges	6,311,970
Other assets	326,248
	$ 6,948,718

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **BELVEDERE TRADING, LLC** as of **December 31, 2015**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$	64,578	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$	100,000	[3760]
14.	Excess net capital (line 10 less 13)		$	71,676,204	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12		$	71,656,204	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$	968,663	[3790]
17.	Add:				
	A. Drafts for immediate credit	[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]			
	C. Other unrecorded amounts (List)	[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness		$	968,663	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			1.35%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BELVEDERE TRADING LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

BELVEDERE TRADING LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2015 and does not have any PAIB accounts.

BELVEDERE TRADING LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Belvedere Trading LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Belvedere Trading LLC (the "Company") stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016



Belvedere Trading LLC
10 S. Riverside Plaza
Suite #2100
Chicago IL, 60606
p 312.893.3750
f 312.376.0797

Rule 15c3-3 Exemption Report

February 26, 2016

Belvedere Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ending December 31, 2015 without exception.

The above statements are true and correct to the best of my knowledge and belief.

William D'Anna
Controller - Belvedere Trading LLC